SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director’s Dealings: Ray Roe

Directors’ Dealings Transactions in Adecco securities by Directors and Senior Management

1. Details of the Liable Person

1.1 Family Name	Roe

1.2 Forename	Raymond T.

1.3 Street	Adecco North America LLC, 175 Broad Hollow Road

1.4 Postcode / City / Country	Melville, NY, 11797

1.5 Function	Executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	—

2. Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Call option

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	—

2.4 Number of units traded	2’000 @ strike price CHF 66.70 25’000 @ strike price CHF 53.30 10’000 @ ADEFW

2.5 Price received	Value:

	(2’000 + 25’000) @ CHF 83.70 =	CHF	2’259’900.—

	10’000 @ CHF 7.2125 =	CHF	72’125.—

Gross proceeds:

	2’000 x (83.70 – 66.70)	CHF	34’000.—

	25’000 x (83.70 – 53.30)	CHF	760’000.—

	10’000 x 7.2125	CHF	72’125.—

	Total	CHF	866’12 5.—

2.6 Date of trade and place (“relevant binding transaction”)	13 December 2006

2.7 Reason for transaction (optional)	—

Location, Date: New York, 15 December 2006

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 19 December 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 19 December 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary